EXHIBIT 99.3

2845 Bristol Circle Oakville, Ontario Canada L6H 7H7 Tel: 905-465-4500 Fax: 905-465-4514

NOTICE OF CHANGE OF AUDITOR

To:	KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

And To:	Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street, P.O. Box 251
Toronto, ON M5K 1J7

And To: The securities commission or securities regulatory authority in each of the Provinces of Canada

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Algonquin Power & Utilities Corp. (“Algonquin”) gives notice as follows:

1. At the request of Algonquin, KPMG LLP, Chartered Accountants (the “former auditor”) has resigned as auditor of the Corporation effective March 28, 2013 (the “Resignation Date”).

2. The Board of Directors of Algonquin has approved the appointment of Ernst & Young LLP, Chartered Accountants (the “successor auditor”) as the auditor of Algonquin, effective the Resignation Date.

3. There were no reservations in the Auditors’ Reports for either of Algonquin’s two most recently completed fiscal years and any period subsequent to the most recently completed period for which an audit report was issued and preceding the date hereof.

4. The resignation of the former auditor and the appointment of the successor auditor effective the Resignation Date was considered and approved by the Audit Committee and the Board of Directors of Algonquin on March 14, 2013.

5. In the opinion of management, the Audit Committee and the Board of Directors of Algonquin, there are no reportable events as defined in sub-paragraph 4.11 (1) of NI 51-102.

DATED this 18th day of March 2013.

ALGONQUIN POWER & UTILITIES CORP.

“David Bronicheski”

Name:	David Bronicheski
Title:	Chief Financial Officer